Free Writing Prospectus dated January 31, 2018

Relating to Preliminary Prospectus dated December 1, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-221621

Advantage Insurance Inc.

EXPLANATORY NOTE

This free writing prospectus (this “FWP”) is being distributed in order to supplement the disclosure of recent developments within Advantage Insurance Inc. (the “Company”) that have occurred since the Company last filed a preliminary prospectus with the Securities and Exchange Commission (the “SEC”) on December 1, 2017.

RECENT DEVELOPMENTS

The Company recently announced preliminary and unaudited fourth quarter and year end 2017 results. Revenues for the fourth quarter of 2017 and full year 2017 were $6.4 million and $23.1 million, respectively. Insurance revenues, calculated as policy charges, premiums and fee income less reinsurance, were $15.5 million for the full year 2017. Net income was $1 million and $2.1 million for the fourth quarter of 2017 and full year 2017, respectively. Comprehensive income was $0.9 million and $1.3 million for the fourth quarter of 2017 and full year 2017, respectively. Total assets at year-end 2017 were $1.64 billion. Pro forma book value per diluted share at December 31, 2017 was $8.98. Due to higher than expected cash distributions from our investment portfolio in the fourth quarter of 2017, we prepaid in January 2018 a promissory note in the amount of $10 million associated with our acquisition of USCL.

The Company has filed as Exhibit 99.1 to this FWP an Amended and Restated Investor Presentation which provides additional disclosures to the version filed with the SEC on December 1, 2017.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Raymond James & Associates, Inc., Attention: John Critchlow, 880 Carillon Parkway, St. Petersburg, Florida 33716.

Exhibit No.	Description

99.1	Amended and Restated Investor Presentation